Exhibit 99.182

Fire & Flower A nounces Key Retail and Digital Milestones

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

Launch of PotGuide and Wikileaf Canadian E-Commerce Platforms Leverage a Milestone 100 Cannabis Retail Store Network with 360,000 Spark Perks™ Members

TORONTO, Dec. 2, 2021 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF) (OTCQX: FFLWF) and its wholly-owned subsidiary Hifyre™ Inc. (“Hifyre”), today announced significant, interconnected milestones driving the Company towards a leading position as an omni-channel, e-commerce and brick-and-mortar retailer.

Launch of PotGuide and Wikileaf E-Commerce

Canadian customers of PotGuide and Wikileaf can now shop for cannabis products online. Products are available for purchase and fulfilled by the entire Fire & Flower, Friendly Stranger, Happy Dayz and Hotbox retail network. Purchases are available to be delivered to customers in Ontario, Manitoba, British Columbia and Saskatchewan, and will soon be available for delivery in Alberta, or available for Fastlane “Click-and-Collect” at retail stores.

Visit https://shop.potguide.com and https://shop.wikileaf.com for more information or to place an order for cannabis products.

100 Retail Store Milestone

Fire & Flower’s 100th cannabis retail store opened earlier this week in Scarborough, Ontario, making the Company one of the largest cannabis retail chains in North America. As Fire & Flower looks to evolve its retail business, 100 cannabis retail stores provide brick-and-mortar consumer traffic opportunities as well as a network of dispensaries for e-commerce fulfillment.

360,000 Spark Perks™ Members

On average, active Spark Perks™ members spend 31% more per transaction than non-members. The milestone of 360,000 Spark Perks™ members demonstrates the Company’s continued growth of the first cannabis membership program in Canada and cements our position as a leader in digital customer engagement. To the Company’s knowledge, Spark Perks™ is the largest cannabis member and loyalty program in the world.

“Our milestone of exceeding 100 corporate-owned stores across our network allows us to serve customers in every Canadian cannabis market where private retail is permitted. As we evolve our business, we look to driving traffic to our stores through e-commerce and convenience retail. An omni-channel, convenience-oriented strategy offers a clear value proposition to our customers and is aligned with our strategic partner, Alimentation Couche-Tard, owner of Circle K,” shared Trevor Fencott, Chief Executive Officer of Fire & Flower.

“We have also recently announced the expansion of our store co-location program with Circle K and envision that the growth of this program will further amplify the ability to build a large and cost- effective retail network that is strategically placed adjacent to convenience hubs that generate high retail traffic. In addition, the co-location program will provide greater efficiencies in servicing customers who transact in e-commerce, the way they have traditionally purchased in the illegal market.”

“As we enter the next stage of growth in our Company, we will build off these milestones and continue to innovate and deliver an experience that truly provides value to our customers,” concluded Fencott.

Expanding upon one of the largest retail networks for cannabis in Canada, Fire & Flower is evolving to take a greater focus on digital engagement with customers and using its existing infrastructure to find unique ways to deliver products to new and existing customers across Canada. Utilizing its Hifyre platform, the Company’s proprietary technology and data and analytics tool, Fire & Flower continues to implement a more personalized and consumer-centric retail experience by delivering real-time actionable insights and sophisticated analysis of what customers want and when they want it.

Earlier this year, Fire & Flower’s acquisitions of PotGuide and Wikileaf enhanced Hifyre’s asset-light approach and provided a scalable entry point to capture new customers and Spark Perks™ members in both Canada and the United States. Sparks Perks™ continues to aid the Hifyre IQ data and analytics platform in building a real-time understanding of cannabis consumer preferences and purchasing trends across North America to the benefit of Fire & Flower and its strategic partners.

Members of the Spark Perks™ program receive exclusive benefits including: Fastlane “Click and Collect” checkout, curbside pickup, Rapid Delivery where permitted, special deals, member-only events and exclusive offers. Spark Perks™ is free to join and no cannabis purchase is required to enroll in the program.

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About Fire & Flower

Fire & Flower is a leading, technology-powered, adult-use cannabis retailer with over 100 corporate- owned stores in its network. The Company leverages its wholly-owned technology development subsidiary, Hifyre Inc., to continually advance its proprietary retail operations model while also providing additional independent high-margin revenue streams. Fire & Flower guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital retail and analytics platform empowers retailers to optimize their connections with consumers. The Company’s leadership team combines extensive experience in the technology, cannabis and retail industries.

Through the strategic investment of Alimentation Couche-Tard Inc. (owner of Circle K convenience stores), the Company has set its sights on global expansion as new cannabis markets emerge and is poised to expand into the United States when permitted through its strategic licensing agreement with Fire & Flower U.S. Holdings upon the occurrence of certain changes to the cannabis regulatory regime.

Fire & Flower is a multi-banner cannabis retail operator that owns and operates the Fire & Flower, Friendly Stranger, Happy Dayz and Hotbox brands. Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc. and Friendly Stranger Holdings Corp., licensed cannabis retailers that own and operate cannabis retail stores in the provinces of Alberta, Saskatchewan, Manitoba, British Columbia and Ontario, and the Yukon territory.

To learn more about Fire & Flower, visit www.fireandflower.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 30, 2021 and the heading “Risks and Uncertainties” in the management discussion and analysis for the quarter ended July 31, 2021 filed on its issuer profile on SEDAR at www.sedar.com. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Canadians can now shop cannabis at shop.potguide.com (CNW Group/Fire & Flower Holdings Corp.)

shop.wikileaf.com (CNW Group/Fire & Flower Holdings Corp.) SOURCE Fire & Flower Holdings Corp.

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For further information: Investor Relations: investorrelations@fireandflower.com, 1-833-680-4948; Media Relations: media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 07:32e 02-DEC-21